UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 4, 2021

VG Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39587	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

65 Bleecker Street, 6th Floor New York, New York	10012
(Address of principal executive offices)	(Zip Code)

+1 (212) 497-9050

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of one Class A ordinary share and one-third of one redeemable warrant	VGAC.U	The New York Stock Exchange
Class A ordinary share, par value $0.0001 per share	VGAC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	VGAC.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

On February 4, 2021, VG Acquisition Corp., a Cayman Islands exempted company (“VGAC”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among VGAC, Chrome Merger Sub, Inc., a Delaware corporation (“VGAC Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of VGAC and 23andMe.

The Business Combination

The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) VGAC will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) VGAC’s name will be changed to “23andMe Holding Co.,” (B) each then-issued and outstanding Class A ordinary share of VGAC will convert automatically into one share of Class A common stock of VGAC (the “New 23andMe Class A Common Stock”), (C) each then-issued and outstanding Class B ordinary share of VGAC will convert automatically into one share of New 23andMe Class A Common Stock, and (D) each then-issued and outstanding common warrant of VGAC will convert automatically into one warrant to purchase one share of New 23andMe Class A Common Stock; and (ii) following the Domestication, VGAC Merger Sub will merge with and into 23andMe, with 23andMe as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of VGAC (the “Merger”).

The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

In connection with the Business Combination, VGAC will adopt a dual class stock structure pursuant to which (i) all stockholders of VGAC, other than the existing holders of 23andMe Class B common stock and 23andMe preferred stock, will hold shares of New 23andMe Class A Common Stock, which will have one vote per share, and (ii) the existing holders of 23andMe Class B common stock and 23andMe preferred stock will hold shares of Class B common stock of VGAC (the “New 23andMe Class B Common Stock”), which will have 10 votes per share. The New 23andMe Class B Common Stock will be subject to conversion to New 23andMe Class A Common Stock upon any transfers of New 23andMe Class B Common Stock (except for certain permitted transfers).

The Business Combination is expected to close in mid-2021, following the receipt of the required approval by VGAC’s shareholders and the fulfillment of other customary closing conditions.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, based on an implied equity value of $3.6 billion, (i) each share of 23andMe Class A common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class A Common Stock, as determined in the Merger Agreement (the “Share Conversion Ratio”), (ii) each share of 23andMe Class B common stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined pursuant to the Share Conversion Ratio, (iii) each share of 23andMe preferred stock will be converted into shares of 23andMe Class B common stock immediately prior to the consummation of the Merger and such shares of 23andMe Class B common stock will be canceled and converted into the right to receive the applicable portion of the merger consideration comprised of New 23andMe Class B Common Stock, as determined in the Merger Agreement, (iv) vested options of 23andMe will convert into a number of shares of 23andMe Class A common stock determined in accordance with the Share Conversion Ratio, net of shares withheld to pay the applicable exercise price and tax withholding, or in certain limited cases, be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio, and (v) unvested options of 23andMe will be assumed by VGAC and converted into comparable options that are exercisable for shares of New 23andMe Class A Common Stock, with a value determined in accordance with the Share Conversion Ratio.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. VGAC and 23andMe have also agreed to take all necessary action such that, effective immediately after the closing of the Business Combination, the VGAC board of directors (the “Board”) shall consist of nine directors, of whom one individual shall be designated by VGAC, with the remaining eight individuals designated by 23andMe. In addition, VGAC has agreed to adopt an equity incentive plan in an amount not to exceed 17% of VGAC’s equity interests on a fully-diluted basis with an annual evergreen provision in an amount not to exceed 3% on a fully-diluted basis.

Conditions to Each Party’s Obligations

The obligations of VGAC and 23andMe to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of VGAC’s and 23andMe’s shareholders, (iii) the approval for listing of New 23andMe Class A Common Stock to be issued in connection with the Business Combination on the New York Stock Exchange, and (iv) VGAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) remaining after the closing of the Business Combination.

In addition, the obligation of 23andMe to consummate the Business Combination is subject to the fulfilment of other closing conditions, including, but not limited to, the aggregate cash proceeds from VGAC’s trust account, together with the proceeds from the PIPE Financing (as defined below), equaling no less than $500,000,000 (after deducting any amounts paid to VGAC shareholders that exercise their redemption rights in connection with the Business Combination).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of VGAC and 23andMe, (ii) by either party if the consummation of the Business Combination is permanently enjoined, prohibited, deemed illegal or prevented by the terms of final, non-appealable Governmental Order (as defined in the Merger Agreement), (iii) by VGAC if there is any breach of any representation, warrant, covenant or agreement on the part of 23andMe set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by 23andMe if there is any breach of any representation, warrant, covenant or agreement on the part of VGAC or VGAC Merger Sub set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either VGAC or 23andMe if the Business Combination is not consummated by September 30, 2021, and (vi) by either VGAC or 23andMe if certain required approvals are not obtained by VGAC shareholders after the conclusion of a meeting of VGAC’s shareholders held for such purpose at which such shareholders voted on such approvals (subject to any permitted adjournment or postponement of such meeting).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, other than liability of any of the parties for (i) intentional and willful breach of the Merger Agreement or (ii) fraud.

The foregoing description of the Merger Agreement is subject to and qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement will be filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger

Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in VGAC’s public disclosures.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, VGAC, VG Acquisition Sponsor LLC (the “Sponsor”), 23andMe and certain other persons party thereto entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and (ii) waive any adjustment to the conversion ratio set forth in VGAC’s amended and restated memorandum and articles of association with respect to the Class B ordinary shares of VGAC held by the Sponsor, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

In addition, the Sponsor has agreed that 30% of the shares of common stock of VGAC held by the Sponsor as of the date of the Sponsor Agreement (the “Earn-Out Shares”) will be subject to a lockup of seven years. The lockup has an early release effective (i) with respect to 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $12.50 per share for any 20 trading days within any 30- trading day period and (ii) with respect to the other 50% of the Earn-Out Shares, upon the closing price of the New 23andMe Class A Common Stock equaling or exceeding $15.00 per share for any 20 trading days within any 30-trading day period.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the form of Sponsor Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

PIPE Financing (Private Placement)

In connection with the signing of the Merger Agreement, VGAC entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and VGAC agreed to issue and sell to such investors, on the closing date, an aggregate of 25,000,000 shares of New 23andMe Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $250,000,000 (the “PIPE Financing”). One of the PIPE Investors is an affiliate of the Sponsor that has agreed to subscribe for 2,500,000 shares of New Class A Common Stock and one of the PIPE Investors is an affiliate of 23andMe that has agreed to subscribe for 2,500,000 shares of New Class A Common Stock.

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated by reference.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of 23andMe and VGAC (collectively, the “Voting Stockholders”) entered into support agreements (collectively, the “Support Agreements”) with VGAC and 23andMe, pursuant to which the Voting Stockholders have agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination. The Voting Stockholders hold sufficient shares of 23andMe to cause the approval of the Business Combination on behalf of 23andMe.

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated by reference.

Registration Rights Agreement

At the closing of the Business Combination, VGAC, the Sponsor and certain other holders of VGAC Class A common stock will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other matters, certain stockholders of VGAC and 23andMe will be granted certain customary demand and “piggy-back” registration rights with respect to their respective shares of New 23andMe Class A Common Stock.

The foregoing description of the Amended and Restated Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of New 23andMe Class A Common Stock to be offered and sold in connection with the Business Combination and the PIPE Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On February 4, 2021, VGAC and 23andMe issued a joint press release announcing their entry into the Merger Agreement and the PIPE Financing. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated into this Item 7.01 by reference are the investor presentation and related transcript that VGAC and 23andMe have prepared for use in connection with the PIPE Financing and the announcement of the Business Combination.

In addition, furnished as Exhibits 99.4 through 99.6 hereto, respectively, and incorporated into this Item 7.01 by reference are the following materials provided to 23andMe’s employees in respect of the Business Combination: (i) an email communication, (ii) presentation materials, and (iii) certain “Frequently Asked Questions.” Finally, furnished as Exhibit 99.7 hereto and incorporated into this Item 7.01 by reference is an email communication provided to 23andMe’s customers.

The foregoing (including Exhibits 99.1 through 99.7) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

VGAC intends to file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the Business Combination, which will be mailed to its shareholders once definitive. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. VGAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about VGAC, 23andMe and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of VGAC as of a record date to be established for voting on the Business Combination. Shareholders of VGAC will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: VG Acquisition Corp., 65 Bleecker Street, 6th Floor New York, New York 10012.

Participants in the Solicitation

VGAC and its directors and executive officers may be deemed participants in the solicitation of proxies from VGAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in VGAC is contained in VGAC’s registration statement on Form S-1, which was filed with the SEC on October 1, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to VG Acquisition Corp., 65 Bleecker Street, 6th Floor New York, New York 10012. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

23andMe and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of VGAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or VGAC’s or 23andMe’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro format enterprise value, and cash balance) and market opportunities of 23andMe are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by VGAC and its management, and 23andMe and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against VGAC, 23andMe, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of VGAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of 23andMe as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that 23andMe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of 23andMe; (12) the 23andMe business is subject to significant governmental regulation; (13) the 23andMe business may not successfully expand into other markets; and (14) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in VGAC’s Registration Statement on Form S-1, which was filed with the SEC on October 1, 2020, and which will be set forth in a Registration Statement on Form S-4 to be filed by VGAC with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither VGAC nor 23andMe undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Merger Agreement, dated as of February 4, 2021, by and among VGAC, Chrome Merger Sub, Inc. and 23andMe
10.1†	Sponsor Agreement
10.2	Form of Subscription Agreement
10.3†	Form of Support Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release, dated February 4, 2021
99.2	Investor Presentation
99.3	Investor Presentation Transcript
99.4	23andMe Employee Email Communication
99.5	23andMe Employee Presentation Materials
99.6	23andMe Employee Frequently Asked Questions
99.7	23andMe Customer Email Communication

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2021

VG ACQUISITION CORP.

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Corporate Secretary